[INVESTORS BANCORP, INC. LETTERHEAD]

December 23, 2013

Benjamin Phippen
Staff Accountant
Securities and Exchange Commission
Washington, D.C.  20549

RE:	Investors Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for Fiscal Quarter Ended September 30, 2013
Filed November 8, 2013

File No. 000-51557

Dear Mr. Phippen:

This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated December 11, 2013 concerning the above referenced filings of Investors Bancorp, Inc. (the “Company”).

Set forth below are the Company’s responses to the Securities and Exchange Commission’s (the “SEC”) comments (in bold):

Form 10-K for the Fiscal Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm, page 65

1.
We note reference in the third paragraph of your audit report to your financial statements as of December 31, 2011 and 2010 being presented fairly, in all material respects.  Please confirm, if true, that this report covers all periods included in the financial statements, including the period ended December 31, 2012, and ensure that all future filings include the appropriate periods covered by the audit report.

Response:  The audit report presented in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012 covers all periods included in the financial statements, including the period ended December 31, 2012.  The audit report in all future filings will include the appropriate periods covered.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Note 11.  Fair Value Measurements, page 37

2.
We note your disclosures beginning on page 38 of the assets measured at fair value on a nonrecurring basis which have utilized Level 3 assets.  Considering the wide range of the unobservable inputs used for impaired loans, other real estate owned, and mortgage servicing rights, please revise future filings to disclose the weighted average of the unobservable inputs.  Refer to ASC 820-10-55-103 for example disclosure.

Response: The weighted average of the unobservable inputs utilized for impaired loans, other real estate owned and mortgage servicing rights will be included in future filings as applicable.

*           *           *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments (in the filings reviewed by the staff) do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the information set forth in this letter is responsive to the Staff’s comments.  If you have any questions or need additional information, please call me at (973) 924-5184.

Sincerely,

/s/ Thomas F. Splaine, Jr.
Thomas F. Splaine, Jr.
Senior Vice President and
Chief Financial Officer

cc:  Kevin Cummings, President and Chief Executive Officer– Investors Bancorp, Inc.
John Gorman, Esq.
Marc Levy, Esq.